Exhibit 99.1

/C O R R E C T I O N -- Senstar Technologies Corporation/

In the news release, Senstar Technologies Corporation Reports Fourth Quarter and Full Year 2023 Financial Results, issued April 19, 2024 by Senstar Technologies Corporation over PR Newswire, we are advised by the company that the investors' conference call will be held at 9 a.m. Eastern Time today. The complete, corrected release follows:

Senstar Technologies Corporation
Reports Fourth Quarter and Full Year 2023 Financial Results

Ottawa, Ontario, April 19, 2024 /PRNewswire/ -- Senstar Technologies Corporation (successor to Senstar Technologies Ltd.) (NASDAQ: SNT), a leading international provider of comprehensive physical, video and access control security products and solutions, today announced its financial results for the three and twelve months ended December 31, 2023. Management will hold an investors' conference call later today (at 9 a.m. Eastern Time) to discuss the results.

Full Year 2023 Business Summary:

(Full year 2023 results compared to the comparable twelve-month period of 2022, except as mentioned.)

•	Revenue of $32.8 million with gross margin of 58% versus $35.6 million with gross margin of 61%

•	Net loss of ($1.3) million versus net income of $3.8 million; EBITDA loss of $(0.3) million compared with positive EBITDA of $2.9 million

•	Ended 2023 with a cash balance of $14.8 million and no debt, on par with the cash balance as of December 31, 2022, of $14.9 million

•	Successful launch of MultiSensor™, a groundbreaking AI-based intrusion detection system

Fourth Quarter 2023 Business Summary:

(Fourth quarter 2023 results compared to the comparable three-month period of 2022, except as mentioned.)

•	Revenue of $8.9 million with gross margin of 57% versus $9.9 million with gross margin of 57%

•	Net income of $0.4 million versus net income of $3.5 million; EBITDA of $0.5 million versus EBITDA of $1.2 million

•	Wins in key verticals drove growth in EMEA, APAC and LATAM in the quarter

Mr. Fabien Haubert, Chief Executive Officer of Senstar Technologies, stated, “In 2023, we took measures to address regions where we had negative growth by reinforcing our local leadership. We concluded the year on a stronger note than we began, as our revenue increased in the second half by 20%, while operating expenses decreased quarter by quarter, culminating in improved profitability in the fourth quarter compared to prior quarters in the year. Recently, we successfully completed the process of redomiciling from Israel to Canada, enabling us to streamline our corporate structure and empower our Canadian team to lead Senstar forward. We will continue to invest resources to increase market share across key regions, particularly in the Americas, Europe and APAC, while intensifying efforts to excel in the utilities, corrections, energy and logistics verticals. These efforts will be instrumental in achieving our objectives and driving sustained success for Senstar Technologies in the coming year.”

Mr. Haubert continued, “Introduced in 2023, our new AI-based intrusion detection system, the MultiSensor, enhances Senstar's competitive position in the marketplace and will increase our addressable market. We anticipate sales starting in fall 2024.”

Full Year 2023 Financial Results Summary

Revenue for 2023 was $32.8 million, a decrease of 7.8% compared with $35.6 million in 2022. The decrease in annual revenue was primarily due to the completion in 2022 of a one-time project in Asia.

Gross profit was $18.8 million, or 57.5% of revenue, for 2023 compared with $21.5 million, or 60.5% of revenue, in 2022. The decrease in gross margin was due to our revenue mix primarily in the first quarter of 2023 and some increases in material costs. During the fourth quarter measures were taken to improve gross margin.

Operating expenses were $20.1 million, an increase of 0.5% compared to the prior year’s operating expenses of $20.0 million. The increase in operating expenses is primarily due to one-time exceptional expenses necessary to streamline the business for our future business requirements and our redomiciliation to Canada, partially offset by a decrease in general and administrative expenses compared to the 2022 period.

Operating loss for 2023 was ($1.3) million compared to operating income of $1.5 million in the year-ago period.

Financial expense of $64,000 in 2023 compared to financial income of $141,000 in the year-ago period.

Loss from continuing operations was ($1.3) million in 2023 compared to income from continuing operations of $4.0 million in the prior year.

Net loss in 2023 was ($1.3) million, or ($0.06) per share, versus net income of $3.8 million, or $0.16 per share, in 2022. The current period includes no impact from discontinued operations compared to a net loss from discontinued operations of ($0.2) million in 2022.

EBITDA from continuing operations for 2023 was a loss of ($0.3) million versus positive EBITDA from continuing operations of $2.9 million in 2022.

Fourth Quarter 2023 Financial Results Summary

Revenue for the fourth quarter of 2023 was $8.9 million, a decrease of 9.8% compared with $9.9 million in the fourth quarter of 2022. Fourth quarter gross profit was $5.1 million, or 56.6% of revenue, compared with $5.6 million, or 56.6% of revenue, in the year ago quarter.

Operating expenses were $4.8 million, an increase of 2.2% compared to the prior year's fourth quarter operating expenses of $4.7 million. The increase in operating expenses is primarily attributable due to one-time exceptional expenses necessary to streamline the business for our future business requirements and our redomiciliation to Canada, partially offset by a decrease in general and administrative expenses compared to the 2022 period.

Operating income for the fourth quarter of 2023 was $0.3 million compared to $0.9 million in the year-ago period. The decrease in operating income is primilarily attributable due to the one-time exceptional expenses to streamline the business.

Financial income was $34,000 compared to $277,000 in the fourth quarter last year.

Net income in the fourth quarter of 2023 was $0.4 million or $0.02 per share versus $3.5 million, or $0.15 per share in the fourth quarter of last year.

EBITDA for the fourth quarter of 2023 was $0.5 million versus EBITDA of $1.2 million in the fourth quarter of 2022.

Cash and cash equivalents and short term bank deposits of $14.9 million, or $0.64 per share, as of December 31, 2023, compared with $15.1 million, or $0.65 per share, at December 31, 2022.

Earnings Conference Call Information:

The Company will host a conference call later today, April 19, 2024. The call will begin promptly at 9 a.m. Eastern Time, 2 p.m. UK Time. The Company requests that participants dial in 10 minutes before the conference call commences and use the conference ID number 13745466.

Participant Dial-in Numbers:
Toll Free: 1-877-407-9716
Toll/International: 1-201-493-6779
UK Toll Free: 0 800 756 3429

The conference call will also be available via a live webcast at https://viavid.webcasts.com/starthere.jsp?ei=1663568&tp_key=3083d07165.

Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13745466

About Senstar Technologies Corporation

With innovative perimeter intrusion detection systems (including fence sensors, buried sensors, and above ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance, and unify support. For 40 years, Senstar has been safeguarding people, places, and property for organizations around the world, with a special focus on utilities, logistics, correction facilities and energy markets.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario), which we refer to collectively as forward-looking statements. These forward-looking statements are not limited to historical facts, but reflect Senstar’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “seek,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including those risks discussed under the heading “Risk Factors” in Senstar’s most recent Annual Report on Form 20-F filed with the SEC and in other filings with the SEC. These forward-looking statements are made only as of the date hereof, and, except as required by applicable law or regulation, Senstar undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

For more information: Senstar Technologies Corporation Alicia Kelly,	IR Contact: Hayden IR Kim Rogers,
Chief Financial Officer Alicia.Kelly@senstar.com	Managing Director Kim@HaydenIR.com +1-541-904-5075

-- Tables follow –

SENSTAR TECHNOLOGIES
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended December 31,			Full Year Ended December 31,
	2023	2022	% change	2023	2022	% change
Revenue	8,937	9,910	(10)	32,792	35,558	(8)
Cost of revenue	3,877	4,300	(10)	13,944	14,056	(1)

Gross profit	5,060	5,610	(10)	18,848	21,502	(12)
Operating expenses:
Research and development, net	896	817	10	4,005	4,032	(1)
Selling and marketing	2,479	2,337	6	9,954	9,008	11
General and administrative	1,423	1,539	(8)	6,154	6,978	(12)
Total operating expenses	4,798	4,693	2	20,113	20,018	(0)

Operating income (loss)	262	917		(1,265)	1,484
Financial income (expenses), net	34	277		(64)	141

Income (loss) before income taxes	296	1,194		(1,329)	1,625

Taxes on income (tax benefits)	(137)	(2,257)		(40)	(2,404)

Income (loss) from continuing operations	433	3,451		(1,289)	4,029
Loss from discontinued operations, net	-	-		-	(198)

Net income (loss) attributable to Senstar’s shareholders	433	3,451		(1,289)	3,831

Basic and diluted net income (loss) per share from continuing operations	$0.02	$0.15		$(0.06)	$0.17
Basic and diluted net loss per share from discontinued operations, net	-	-		-	$(0.01)

Basic and diluted net income (loss) per share	$0.02	$0.15		$(0.06)	$0.16

Weighted average number of shares used in computing basic net income (loss) per share	23,309,987	23,309,987		23,309,987	23,308,001

Weighted average number of shares used in computing diluted net income (loss) per share	23,309,987	23,309,987		23,309,987	23,309,976

SENSTAR TECHNOLOGIES
 UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(All numbers except EPS expressed in thousands of US$)

	Three Months Ended December 31,		Full Year Ended December 31,
	2023%	2022%	2023%	2022%

Gross margin	56.6	56.6	57.5	60.5
Research and development, net as a % of revenues	10.0	8.2	12.2	11.3
Selling and marketing as a % of revenues	27.7	23.6	30.4	25.3
General and administrative as a % of revenues	15.9	15.5	18.8	19.6
Operating margin	2.9	9.3	-	4.2
Net margin from continuing operations	4.8	34.8	-	11.3

SENSTAR TECHNOLOGIES
 RECONCILIATION OF EBITDA FROM CONTINUING OPERATION TO INCOME (LOSS) FROM CONTINUING OPERATION
(All numbers expressed in thousands of US$)

	Three Months Ended December 31,		Full Year Ended December 31,
	2023	2022	2023	2022

GAAP income (loss) from continuing operations	433	3,451	(1,289)	4,029
Less:
Financial income (expenses), net	34	277	(64)	141
Taxes on income (tax benefits)	(137)	(2,257)	(40)	(2,404)
Depreciation and amortization	(188)	(325)	(917)	(1,430)
EBITDA from continuing operations	450	1,242	(348)	2,914

SENSTAR TECHNOLOGIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	December 31,
	2023	2022
CURRENT ASSETS:
Cash and cash equivalents	$14,806	$14,937
Short-term bank deposits	116	110
Restricted cash and deposits	6	5
Trade receivables, net	9,545	9,973
Unbilled accounts receivable	240	350
Other accounts receivable and prepaid expenses	2,448	1,441
Inventories	7,178	8,443

Total current assets	34,339	35,259

LONG TERM ASSETS:

Deferred tax assets	1,525	1,981
Operating lease right-of-use assets	842	987

Total long-term assets	2,367	2,968

PROPERTY AND EQUIPMENT, NET	1,589	1,651

INTANGIBLE ASSETS, NET	881	1,142

GOODWILL	11,090	10,866

TOTAL ASSETS	$50,266	$51,886

SENSTAR TECHNOLOGIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(All numbers expressed in thousands of US$)

	December 31,	December 31,
	2023	2022

CURRENT LIABILITIES:

Trade payables	$1,650	$2,408
Customer advances	187	239
Deferred revenues	2,878	2,866
Other accounts payable and accrued expenses	5,052	4,877
Short-term operating lease liabilities	297	248

Total current liabilities	10,064	10,638

LONG-TERM LIABILITIES:
Deferred revenues	1,415	1,463
Deferred tax liabilities	606	865
Accrued severance pay	296	330
Long-term operating lease liabilities	580	757
Other long-term liabilities	113	146

Total long-term liabilities	3,010	3,561

SHAREHOLDERS' EQUITY
Share Capital: Ordinary shares of NIS 1 par value -
Authorized: 39,748,000 shares at December 31, 2023 and December 31, 2022; Issued and outstanding: 23,309,987 shares at December 31, 2023 and 23,309,987 shares at December 31, 2022	6,799	6,799
Additional paid-in capital	30,521	30,503
Accumulated other comprehensive income (loss)	24	(758)
Foreign currency translation adjustments (stand-alone financial statements)	9,648	9,654
Accumulated deficit	(9,800)	(8,511)

TOTAL SHAREHOLDERS' EQUITY	37,192	37,687

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$50,266	$51,886